

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

March 11, 2015

Morrison C. Warren, Esq.
Chapman and Cutler LLP
11 W. Monroe St.
Chicago, Illinois 60603-4080

      Re: Incapital Unit Trust, Series 78 ("Incapital")
         File Nos. 333-201994; 811-22581

Dear Mr. Warren:

On February 9, 2015, Incapital filed a registration statement on Form S-6 under the Securities Act of 1933 (the "Securities Act") for the registration of units representing the ownership of interests in Incapital. Incapital proposes to offer one underlying unit investment trust, the Prospect Rising Rates Beneficiaries Portfolio, Series 1 (the "Trust"). Based on our review of the filing, we have the following comments. Comments we give in one section apply to other sections in the filing that contain the same or similar disclosure. The captions we use below correspond to the captions the Trust uses in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

Prospectus

Principal Investment Strategy (p. 2)

1.   The third sentence states that "*[t]he Trust invests in securities in six market areas which may benefit from potentially strengthening economic conditions...*" Disclose the six market areas in which the Trust intends to invest.

Selection of Portfolio Securities (p. 2)

2.   The first complete sentence on p. 3 states that the Trust will apply a quantitative screen pertaining to equity market capitalization. Consider disclosing the capitalization range of companies that will be eligible for inclusion in the Trust after the application of this quantitative screen.

Principal Risks (p. 3)

3.   The Trust includes the following as a principal risk: "*[t]he value of certain securities will generally fall if interest rates, in general, rise.*" Given that the Trust seeks to achieve its investment objective by taking advantage of rising interest rates, consider

tailoring this risk factor to more adequately address the risks that rising interest rates pose to this Trust and its investment strategy.

4. On p. 4, the first sentence after the bullet points states that, "*Even though we carefully supervise the Trust's portfolio, you should remember that we do not manage the Trust's portfolio.*" This sentence is confusing, because the terms "supervise" and "manage" are synonymous. Please clarify.

5. The Trust discloses risks associated with foreign securities markets on p. 4. If investing in foreign securities is a principal investment strategy, disclose as such in the Principal Investment Strategy section.

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We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information provided supplementally, or on exhibits added in any pre-effective amendment.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate that fact in a supplemental letter and briefly state the basis for your position.

Please inform the staff of the information the Trust proposes to omit from the final pre-effective amendment pursuant to Rule 430A under the Securities Act.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the registration statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in these filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Trust and its management are in possession of all facts relating to the Trust's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Trust requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- The Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- The Trust may not assert the action as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Should you have any questions regarding this letter, please contact me at (202) 551-6910.

Sincerely,

/s/ Stephanie D. Hui

Stephanie D. Hui